FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 16, 2005

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                      .

FOR IMMEDIATE RELEASE

INDICATIVE TERMS FOR A RESTRUCTURING OF CONCORDIA BUS AB

16 March 2005 — Concordia Bus AB (“Concordia Bus”) announces that Concordia Bus Nordic AB (“Nordic”), an Ad Hoc Committee (“Ad Hoc Committee”) of the 11% Senior Subordinated Notes due 2010 issued by Concordia Bus (the “Subordinated Notes”), the main equity holders in the Group’s parent company (Concordia Bus BV) and Concordia Bus, have negotiated non-binding, indicative terms for a restructuring of the Subordinated Notes (the “Indicative Terms”).  The Indicative Terms are attached to this announcement and outline a basis for a restructuring of Concordia Bus by way of a debt-to-equity exchange.

To facilitate a restructuring of Concordia Bus, Nordic is soliciting consents and agreements from holders of its 9.125% Senior Secured Notes due 2009, as outlined in the Consent Solicitation attached to the Indicative Terms.

General creditors of Concordia Bus AB, Concordia Bus Nordic AB and of other companies in the Concordia Group, including finance lessors and trade creditors, will not be affected by the recapitalization.

“We are very pleased with the efforts of all parties and the progress of the negotiations,” said Ragnar Norbäck, Chief Executive Officer of Nordic. “The restructuring would, if consummated, allow us to face the future with optimism. We are therefore hoping for strong support for the restructuring from noteholders.”

Per Skärgård, Chief Financial Officer of Concordia Bus, said: “We are happy that the shareholders and the Ad Hoc Committee of Subordinated Noteholders have negotiated terms designed to give Concordia Bus a new and viable capital structure.”

Concordia Bus AB is being advised on financial issues by Alvarez & Marsal (Europe) Limited and on legal issues by Clifford Chance Limited Liability Partnership and Advokatfirman Lindahl KB. The Ad Hoc Committee is being advised on financial issues by Houlihan Lokey Howard & Zukin (Europe) Limited and on legal issues by Cadwalader, Wickersham & Taft LLP and Setterwalls Advokatbyra AB.

For further information please contact:

Financial advisers to Concordia Bus AB:

Alvarez & Marsal (Europe) Limited 5th Floor One Canada Square London E14 5AA

Contacts:	Tony Alvarez III

Telephone:	+44 (0) 207 715 5200

E-mail:	TAlvarezIII@alvarezandmarsal.com

Financial advisers to the Ad Hoc Committee:		Legal advisers to the Ad Hoc Committee:

Houlihan Lokey Howard & Zukin (Europe) Limited 3rd Floor 83 Pall Mall London SW1Y 5ES		Cadwalader, Wickersham & Taft LLP 265 Strand London WC2R 1BH England

Contacts:	Joseph Swanson Samantha Wessels	Contacts:	Andrew Wilkinson Justin Bickle

Telephone:	+44 (0) 207 747 2742	Telephone:	+44 (0) 207 170 8621

E-mail:	jswanson@hlhz.com swessels@hlhz.com	E-mail:	andrew.wilkinson@cwt-uk.com justin.bickle@cwt-uk.com

ENQUIRIES:
Ragnar Norbäck	+46(0)854630141
Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

This announcement is not an offer to sell the securities in the United States.  The securities may not be offered or sold in the United States other than pursuant to registration under the United States Securities Act of 1933, as amended, or an exemption from such registration.  No public offering of securities has been or will be made in the United States and, accordingly the securities will not be registered under the US Securities Act of 1933.

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EXECUTION COPY

Indicative Terms for the Restructuring

16 March 2005

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A
PROPOSAL TO SUBORDINATED NOTEHOLDERS

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THIS DOCUMENT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER FOR PURCHASE, SALE OR SUBSCRIPTION OF OR SOLICITATION OR INVITATION OF ANY OFFER TO BUY, SELL OR TO SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION, NOR SHALL IT OR ANY PART OF IT FORM THE BASIS OF OR BE RELIED ON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER.  IN PARTICULAR, THIS DOCUMENT (A) DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER TO PURCHASE, OFFER TO SELL, SUBSCRIBE, SOLICIT, OR INVITE ANY OFFER TO PURCHASE, SELL, SUBSCRIBE OR SOLICIT FOR ANY SECURITIES UNDER ANY APPLICABLE SECURITIES LAWS OF EITHER THE NETHERLANDS AND/OR SWEDEN AND (B) SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES WITHIN THE UNITED STATES OR WITH RESPECT TO ANY U.S. PERSON. ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY IN THE UNITED STATES IN RESPECT OF U.S. PERSONS WILL BE MADE IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO ONE OR MORE EXEMPTIONS FROM REGISTRATION THEREUNDER.

THIS DOCUMENT IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM (II) FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTIONS ORDER 2001 (THE “ORDER”) OR (III) FALL WITHIN ARTICLE 49(2) (A) TO (D) OF THE ORDER AND TO THE ‘RELEVANT PERSONS’ AS PRESCRIBED THEREIN. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS DOCUMENT APPLIES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THE DISTRIBUTION OF THIS DOCUMENT IN OTHER JURISDICTIONS MAY BE RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.  BY ACCEPTING THIS DOCUMENT YOU AGREE TO BE BOUND BY THE FOREGOING INSTRUCTIONS.

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Introduction

Concordia Bus AB (“Bus”) has issued EUR 160 million 11% Senior Subordinated Notes due 2010 (the “Subordinated Notes”).

Concordia Bus Nordic AB (“Nordic”) has issued EUR 130 million 9.125% Senior Secured Notes due 2009 (the “Senior Secured Notes”). The Senior Secured Notes have been guaranteed by, among others, Concordia Bus Nordic Holding AB, Swebus AB, Swebus Express AB and Interbus AB.

These Indicative Terms set out the basis upon which the Ad Hoc Committee of Subordinated Noteholders (the “Ad Hoc Committee”) are prepared to carry out a restructuring (the “Restructuring”) of the Subordinated Notes and assumes that Goldman Sachs Capital Partners III, L.P. (and their affiliates) and Sch&qout;yen Group, the principal existing (as of the date hereof) ordinary equity holders of Concordia Bus BV (“BV”) which is the ultimate parent of Bus (the “Controlling Shareholders”) and Concordia Bus Holding AB (“Holding AB”), consent to a Restructuring on the terms set out herein and that the Restructuring will be supported by the boards of directors of Bus and Nordic.

These Indicative Terms reflect a negotiation in principle and are not intended to create legally binding obligations. The Restructuring remains subject to the execution of definitive documentation, and the terms and conditions therein stated, approval by Bus, Nordic, Holding AB, and the sanction of the requisite number of Consenting Noteholders referred to under “Consenting Noteholder Undertakings” below and the support of the Controlling Shareholders. Accordingly, these Indicative Terms should not be regarded as an offer to or request of any party which is capable of acceptance by any means.

The Ad Hoc Committee has retained Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) as its financial advisers to assist it in the Restructuring. The Ad Hoc Committee is also advised on legal issues involved with the proposed Restructuring by Cadwalader, Wickersham & Taft LLP (“Cadwalader”) and Cadwalader’s Swedish counsel, Setterwalls Advokatbyrå AB (“Setterwalls”).

The Ad Hoc Committee’s professional advisers are not advising Bus, Nordic, Holding AB, the Controlling Shareholders, the holders of the Senior Secured Notes (the “Senior Secured Noteholders”) nor any of their professional advisers, and make no representation or warranty, whether express or implied, with respect to the completeness or accuracy or any information contained in these Indicative Terms or otherwise provided.

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[Subject to Contract]

Indicative Terms for the Restructuring (the “Indicative Terms”)

The Issuer of the Subordinated Notes:	Concordia Bus AB or “Bus”.

The Issuer of the Senior Secured Notes:	Concordia Bus Nordic AB or “Nordic”.

Controlling Shareholders:	Goldman Sachs Capital Partners III, L.P. (and their affiliates) and Sch&qout;yen Gruppen AS.

Subordinated Noteholders:	Holders of the Subordinated Notes.

Parent Companies of Bus:	BV and Concordia Bus Holding AB.

Group:	Concordia Bus AB and its subsidiaries.

Restructuring:

Subordinated Notes: The existing Subordinated Notes (including all accrued interest and other amounts due under the Subordinated Notes) will be exchanged for ordinary shares of Bus (the “Restructuring Shares”) which will constitute 96% of the issued ordinary share capital of Bus immediately following the Restructuring (subject to the terms of the Management Incentive Plan as defined below) to be issued to those holders of the Subordinated Notes that elect to exchange their Subordinated Notes for Restructuring Shares by entering into a restructuring agreement with the other parties to these Indicative Terms (the “Restructuring Agreement”) (the “Consenting Noteholders”) in accordance with the relevant terms and conditions of these Indicative Terms and the Restructuring Agreement which reflects and which is consistent with these Indicative Terms. Following its execution and delivery, the Restructuring Agreement shall supersede these Indicative Terms.

Senior Secured Notes: The parties agree that Nordic will seek the amendments to the provisions in the Senior Secured Notes indenture dated 22 January 2004 (the “Senior Indenture”) as set out in the circular attached as Appendix A hereto (the “Circular”) by no later than 16 March 2005 and consent to Nordic seeking to arrange financing for the repurchase of Senior Secured Notes in connection with any exercise of the change of control put under the Senior Indenture.

Capital Lease and Finance Providers: From the date hereof until the closing of the Restructuring, termination (if earlier), or receipt of a Nordic Termination Notice (as defined below), Nordic will not make material amendments to the finance lease obligations of Nordic and its subsidiaries without the prior agreement of the Ad Hoc Committee.

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General Unsecured Obligations: All general unsecured and unsubordinated creditors of Bus and its subsidiaries, except for (i) Parent Companies of Bus and (ii) except as otherwise stated in these Indicative Terms (a) the Subordinated Noteholders and (b) the Controlling Shareholders, will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable. The Ad Hoc Committee, (except as otherwise stated) the Controlling Shareholders and Parent Companies of Bus each consent and agree to waive any claims they may have against companies in the Group in relation to the Group paying all general unsecured creditors except as stated above.

Ordinary Equity: The Controlling Shareholders will be diluted to hold directly or indirectly 4% of the ordinary issued share capital of Bus immediately following the Restructuring (subject to the terms of the Management Incentive Plan) in accordance with the terms and subject to the conditions of these Indicative Terms and the Restructuring Agreement to which these Indicative Terms shall be annexed. The Restructuring Shares issued to Consenting Noteholders shall be of the same class as Restructuring Shares issued to the Controlling Shareholders, and all such ordinary shares shall rank pari passu, one with the other.

Restructuring Agreement:	The parties agree to negotiate in good faith the Restructuring Agreement as soon as reasonably practicable after the dispatch of the Circular to Senior Secured Noteholders.

Bus and Nordic’s Undertakings:

From the date hereof until the closing of the Restructuring or termination (if earlier), Bus shall use its reasonable endeavours to effect the Restructuring as contemplated by and in accordance with these Indicative Terms and/or the Restructuring Steps (as defined below) as more particularly set out in the Restructuring Agreement in consultation with the Ad Hoc Committee and to procure the fulfillment of the conditions hereto, including without limitation the amendment of the Senior Indenture as described in the Circular and/or the repurchase of Senior Secured Notes in connection with the exercise of the change of control put under the Senior Indenture and/or the raising of additional monies required by the Group for this purpose and/or any proposed liquidity facility for the Group, post Restructuring.

From the date hereof until the closing of the Restructuring or termination (if earlier), Bus shall agree, among other things, not to undertake any material corporate actions, to make any distributions, acquisitions, disposals, issue any equity or options in respect thereof, declare or pay any dividends, or enter into or amend any employment or collective bargaining agreements, adopt or amend any management compensatory schemes, and/or enter into any transactions outside of the ordinary course of business, without the consent of the Ad Hoc Committee, and as more particularly set out in the Restructuring Agreement.

From the date of the signing of the Restructuring Agreement until (a) failure

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of the satisfaction by the due date of condition (i) to these Indicative Terms as set out in the section below headed “Termination Events” (the “Senior Noteholder Condition”) or (b) termination of the Restructuring Agreement in accordance with its terms or (c) Nordic notifies the Ad Hoc Committee that its board has, after due deliberation and reference to advisers, concluded that the continued implementation of the Restructuring Steps by Nordic is contrary to its interests in which event Nordic agrees to consult in advance with the Ad Hoc Committee before sending such notification (the “Nordic Termination Notice”). Nordic shall (i) promote and support the Restructuring as contemplated by and in accordance with these Indicative Terms, and the Restructuring Agreement, (ii) procure the fulfillment of the conditions to the Restructuring Steps, and (iii) consult with Bus and the Ad Hoc Committee as regards its discussions with the Senior Secured Noteholders and/or their advisers concerning any waivers required from the Senior Secured Noteholders or amendments to the Senior Indenture connected with the Restructuring, or in holding discussions with third parties relating to additional monies required by Nordic.

From the date of satisfaction of the Senior Noteholder Condition Nordic shall until the closing of the Restructuring or termination (if earlier), use its reasonable endeavours to effect the Restructuring as contemplated by and in accordance with these Indicative Terms and/or the Restructuring Steps in consultation with the Ad Hoc Committee and as may be more particularly set out in the Restructuring Agreement.

Controlling Shareholders’ Undertakings:

The Controlling Shareholders shall until the closing of the Restructuring or its termination (if earlier) give effect to resolutions to issue the Restructuring Shares but shall have no obligation either to (i) alter either board of Bus and/or Nordic except as specifically required herein, or (ii) give directions to the boards of Bus and/or Nordic in connection with the Restructuring. The Controlling Shareholders further agree to refrain from taking any actions in respect to the unwind of the BV structure which would create any liabilities against Bus and/or its subsidiaries, and shall not be permitted to sell or dispose of any their shares in BV until either the closing of the Restructuring or termination of the Restructuring Agreement (whichever should first occur).

Additionally, Sch&qout;yen Gruppen AS agrees that for so long as it is a shareholder of Bus and for two years after it ceases to be a shareholder of Bus it shall not, directly or indirectly, own an interest in, manage, operate, join, control, lend money to or render financial or other assistance to or participate in or be connected with any competitor business of Bus or any of its subsidiaries in either Sweden, Norway or Finland.

Controlling Shareholders’ Releases:

As part of the Restructuring, it shall be agreed that the Controlling Shareholders and the Parent Companies of Bus from and after the closing of the Restructuring shall irrevocably release, waive and discharge any and all claims of whatsoever nature against other persons arising from or in connection with their investment and/or shareholdings in the Group, including

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without limitation releasing all companies in the Group and their respective representatives (whether directors, agents, officers, employees or professional advisers in their capacity as professional advisers to the companies in the Group).

Consenting Noteholders’ Releases:

From the date of signing of the Restructuring Agreement until closing of the Restructuring or termination (if earlier), and thereafter from the closing of the Restructuring (if such shall occur) each of the Consenting Noteholders shall for themselves release, waive and discharge any and all claims each of them may have against the Controlling Shareholders, Bus and/or Nordic and any of the companies in the Group and their respective representatives (whether directors, agents, officers, employees or professional advisers in their capacity as professional advisers to companies in the Group) arising from (i) any holding of Subordinated Notes, (ii) any transaction concerning any Subordinated Notes (including without limitation any original subscription for, or any sale or purchase of, any interest in any such Subordinated Notes and all transactions to be effected in connection with the proposed Restructuring), (iii) any event or circumstance which directly or indirectly contributed to creating the conditions in which the proposed Restructuring was required, and (iv) any action or omission of a member of the Concordia group which affected the rights of holders of any Subordinated Notes or affected the value of any such Subordinated Notes (including without limitation any action or omission giving rise to a default or acceleration of any kind).

Should the Restructuring not close for any reason by 30 September 2005 (or such later date as may be agreed between Bus, Nordic, the Controlling Shareholders and the Ad Hoc Committee) (the “Long Stop Date”) or the Restructuring Agreement be terminated in accordance with its terms, other than by completion of the Restructuring, then the Restructuring Agreement shall provide that any releases, waivers or discharges given by Consenting Noteholders in the Restructuring Agreement shall be rescinded forthwith and cease to have any effect.

Consultation Relating to Senior Secured Notes:

Until closing of the Restructuring or termination (if earlier), Bus agrees to consult with the Ad Hoc Committee and/or their advisers as to discussions with the Senior Secured Noteholders and/or their advisers and/or any committee formed by the Senior Secured Noteholders involving the terms of the Restructuring, or any waivers or amendments required from, or consents to be given by, the Senior Secured Noteholders in respect of the Restructuring.

Existing Options, Warrants and Other Instruments:

Bus agrees to use its best efforts to cancel to the extent practicable all options, warrants or any other instruments including management fee arrangements issued to any party by BV, Holding AB, Bus, Nordic or any of their subsidiaries on or prior to the closing of the Restructuring.

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Tax planning:	The parties shall seek to agree the implementation of the Restructuring and the issue of Restructuring Shares to Consenting Noteholders in a tax efficient manner.

Unwind Costs and Expenses:

Bus and Nordic shall within two business days after the closing of the Restructuring (but not otherwise) make a contribution of a maximum sum of EUR 1 million (including VAT) towards the costs and expenses arising out of the collapse and/or unwinding of the BV structure and advice to the Controlling Shareholders in relation to a possible recapitalisation of the Group, subject in all cases to written confirmation of the costs and expenses involved.

Consenting Noteholders’ Undertakings:

Consenting Noteholders shall, to the extent permitted under the terms of the Indenture governing the Subordinated Notes (the “Subordinated Notes Indenture”), agree to waive all Defaults and to rescind and/or annul any declaration of an Event of Default (as such terms are defined in the Subordinated Notes Indenture) and its consequences arising under the Subordinated Notes Indenture pertaining to the Subordinated Notes until the closing of the Restructuring or the earlier termination of the Restructuring Agreement (whichever should first occur), and to enter into standstill arrangements as part of the Restructuring Agreement consenting to Bus not paying the interest (including any penalty interest) due on the Subordinated Notes on 15 February 2005 and agreeing to the deferral of the payment of such interest until the effective date of the Restructuring or the termination of the Restructuring Agreement (whichever should first occur). The Subordinated Noteholders that are signatories to these Indicative Terms shall until closing of the Restructuring or termination (if earlier) instruct the Trustee of the Subordinated Notes that they do not wish the Trustee to take any action (including without limitation to the generality of the foregoing acceleration of payment of the Subordinated Notes) as a result of such non-payment of interest.

In addition and in effecting the Restructuring, Consenting Noteholders shall (i) consent to the removal and/or amendment of all material non-payment covenants in the Subordinated Notes Indenture; and (ii) agree not to declare or take any action to trigger any Default or Event of Default resulting in an acceleration of the obligations of the Subordinated Notes under the Subordinated Notes Indenture or to take any action or exercise any remedy upon an Event of Default or Default, until the closing of the Restructuring or the termination of the Restructuring Agreement (whichever should first occur); and (iii) convert all their claims (whether for principal or interest) against Bus into Restructuring Shares of Bus.

Consenting Noteholders owning at least 85% of the Subordinated Notes shall enter into formal undertakings committing them to support the Restructuring upon the terms and subject to the conditions specified in the Restructuring Agreement. The Restructuring Agreement shall contain appropriate voting

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undertakings from Consenting Noteholders which shall ensure that if any such holder sells, assigns or otherwise conveys its respective claim, the transferee’s assumption of the undertakings and agreement to be bound by these Indicative Terms and the Restructuring Agreement shall be a condition of such a sale, assignment or conveyance of those claims. In addition, in the formal undertakings, the Consenting Noteholders shall disclose their identities and respective holdings of Subordinated Notes, in confidence to Bus, Nordic and the Controlling Shareholders.

Structure of Transaction:

The exchange of the Subordinated Notes for ordinary shares will be implemented through the use in Sweden of reorganisation proceedings (rekonstruktionsförfarande) and public composition proceedings (offentligt ackord) for Bus to bind the Subordinated Noteholders in favour of the Restructuring (the “Restructuring Steps”). Should the Consenting Noteholders exceed 97% of the Subordinated Notes (or such lower number as may be agreed between Bus, Nordic and the Ad Hoc Committee), then the Restructuring Steps shall, at the option of the Ad Hoc Committee, be modified to include a voluntary private subscription and/or public tender offer in respect of the Subordinated Notes, in place of the Swedish reorganisation and public composition proceedings referred to herein.

Registration Requirements:

One or more registration exemptions for the Restructuring Shares will be availed of in the US and/or the UK. In respect of Sweden, the Restructuring Shares will be issued in accordance with applicable local laws.

Information Rights:

Post-Restructuring, Bus will remain subject to the periodic reporting requirements imposed by the Securities Exchange Act of 1934, as amended.

Pre-closing Changes to Boards of Nordic and Bus:

Upon announcement of the Indicative Terms, Per Skargard will be appointed by the Controlling Shareholders as a director of Nordic, and the Controlling Shareholders shall procure that one of either Frode Larsen or Georg Kervel (being the current appointees of Sch&qout;yen Gruppen AS on the board of Nordic as of the date hereof) will resign as directors of Nordic. Upon those changes becoming effective, and until the closing of the Restructuring or the termination of these Indicative Terms and/or the Restructuring Agreement, the board of Nordic shall comprise Per Skargard, Ragnar Norback and one of either Frode Larsen or Georg Kervel (namely three directors in total).

Upon all parties entering into the Restructuring Agreement, the Controlling Shareholders shall procure the election of one non-executive director of Bus, as nominated by the Ad Hoc Committee.

On the satisfaction of the Senior Noteholder Condition, the Controlling Shareholders shall procure the election of one non-executive director of Nordic, as nominated by the Ad Hoc Committee.

Changes to Board of Bus on Closing:

Upon the closing of the Restructuring, the Controlling Shareholders’ four directors on Bus’ board shall resign and shall be replaced by a new board of Bus whose directors shall be nominated by the Ad Hoc Committee prior to closing.

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Management Incentive Plan:

A management incentive plan will be implemented for the top 7 employees in the Group (CEO and CFO of Bus and 5 managing directors of the operating companies) at a time agreed by the Ad Hoc Committee. The management incentive plan will provide that its recipients receive options over 5% of Bus’ equity, post Restructuring, on the terms and subject to the conditions contained in the management incentive plan, such options to have exercise prices to be agreed between the Ad Hoc Committee and the management. The exercise of the options will result in the issuance of new ordinary shares of Bus, which will dilute, pro rata, the Restructuring Shares of the Controlling Shareholders and Consenting Noteholders respectively.

Confirmatory Due Diligence:

Before signing the Restructuring Agreement, Bus and Nordic shall procure a reasonable amount of access for Houlihan Lokey to the managing directors of the operating companies in the Group to assist with due diligence.

Advisory Fees:

All unpaid fees to the professionals incurred as part of the Restructuring (by Bus, Nordic, the Controlling Shareholders, the Ad Hoc Committee or the Senior Secured Noteholders) shall to the extent permitted by applicable local law be paid by Bus in accordance with the terms of engagement agreed in writing with them on or prior to the closing of the Restructuring. Details of all professional fees to be incurred in connection with the Restructuring (including estimates of likely fees not yet incurred and success fees) shall be provided to the Ad Hoc Committee prior to the entering into the Restructuring Agreement.

New Shareholders’ Agreement:

Prior to the closing of the Restructuring, a new shareholders’ agreement shall be entered into among the new shareholders of Bus (being the Controlling Shareholders and the Consenting Noteholders) containing drag along, tag along and pre-emption rights. The new shareholders’ agreement will have to be executed by Consenting Noteholders and the Controlling Shareholders prior to receiving their Restructuring Shares in Bus, and would terminate upon any public listing of Bus. In addition, as noted above under “Controlling Shareholders’ Undertakings”, the new shareholders’ agreement will contain certain non-compete undertakings from Sch&qout;yen Gruppen AS. For the purposes of the new shareholders’ agreement, the Controlling Shareholders shall be provided the same rights and made subject to the same burdens as other minority shareholders.

Restructuring Documents:

The preparation of all documentation necessary to carry out the Restructuring and/or the Restructuring Steps shall be prepared by Clifford Chance Limited Liability Partnership and Advokatfirman Lindahl KB in conjunction with the Ad Hoc Committee’s legal advisers, and shall be agreed between them.

Publicity:	The content and timing of the public disclosure by Bus of the terms of the Restructuring, including these Indicative Terms and the Restructuring

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Agreement shall be agreed in advance between the Ad Hoc Committee, the Controlling Shareholders, Bus and Nordic, and shall ensure that no public disclosures are made which breach any insider dealing or securities laws (including making or refraining from making any public statement). Thereafter Bus and Nordic shall prior to the closing or earlier termination of the Restructuring, and subject always to compliance with their obligations to the United States SEC or Luxembourg Stock Exchange, consult with the other parties before making any further announcements regarding the Restructuring.

Financing Term Sheet:

An indicative financing term sheet (the “Financing Term Sheet”) has been provided to Bus and Nordic for the provision of certain credit facilities in relation to (a) the purchase of relevant Senior Secured Notes and (b) the provision of additional liquidity to meet the reasonable requirements of the Group which may be used, among other things, to pay to the Controlling Shareholders the maximum sum of EUR 1 million as described under “Unwind Costs and Expenses” above.

The Financing Term Sheet has been negotiated by Bus, Nordic and the financing parties referred to therein, and approved in principle by the Ad Hoc Committee, but remains subject to contract.

Until closing of the Restructuring or termination (if earlier), Bus agrees to consult with the Ad Hoc Committee and their advisers as to proposed discussions with third parties relating to any additional monies required by the Group and/or any proposed liquidity facility for the Group, post Restructuring.

Termination Events:

These Indicative Terms and the Restructuring Agreement shall be capable of being terminated by service of a written termination notice by any party entitled to serve such a termination notice as specified below:

(i)            Senior Noteholder Condition - termination option in favour of the Ad Hoc Committee or Nordic if on or before 30 April 2005 (or such later date as may be agreed by Bus, Nordic and the Ad Hoc Committee): (a) less than 50.1% of the Senior Secured Noteholders agree to the amendments to the Senior Secured Notes as set out in the Circular, (b) less than 50.1% of the Senior Secured Noteholders agree to forego their rights to put their Senior Secured Notes to Nordic upon a change of control and agree not to sell their Senior Secured Notes to any person who is not also bound by an undertaking not to put the Senior Secured Notes to Nordic before the expiry of the change of control offer or (c) Nordic fails to obtain on a basis and on terms acceptable to it and the Ad Hoc Committee the financing necessary to provide sufficient liquidity and/or to fund the repurchase of outstanding Senior Secured Notes upon a change of control;

(ii)           Acceleration or enforcement of the Senior Secured Notes: termination option in favour of the Ad Hoc Committee, Bus or

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Nordic where Senior Secured Notes are accelerated or enforced and Nordic has not obtained a standby facility or other suitable financing sufficient to cover all amounts due and payable under the Senior Secured Notes and any other indebtedness demanded as a result of such acceleration on terms acceptable to Nordic and as agreed with the Ad Hoc Committee within 10 business days of the date of acceleration or enforcement;

(iii)          Acceleration or enforcement of the Subordinated Notes: termination option in favour of the Controlling Shareholders (acting jointly) if holders of more than 25% in principal amount of the outstanding Subordinated Notes accelerate, or seek to take enforcement steps in respect of, the Subordinated Notes;

(iv)          Material Adverse Change: termination option in favour of any of the Ad Hoc Committee, Bus, Nordic or the Controlling Shareholders (acting jointly) where a material adverse change to the financial position or business prospects of Bus, Nordic or their subsidiaries taken as a whole occurs between the date of these Indicative Terms and the date of the closing of the Restructuring;

(v)           At least 85% of Subordinated Noteholders do not support Restructuring: termination option in favour of the Ad Hoc Committee, Bus, Nordic or the Controlling Shareholders (acting jointly) where Subordinated Noteholders holding at least 85% of the Subordinated Notes do not enter into the Restructuring Agreement on or before 30 April 2005;

(vi)          Material Breach of Obligations: termination option in favour the Ad Hoc Committee or the Controlling Shareholders (acting jointly) where Bus and Nordic are in material breach of their obligations to, respectively, the Ad Hoc Committee or the Controlling Shareholders, under the Restructuring Agreement.

(vii)         Nordic Termination Notice: termination option in favour of the Ad Hoc Committee or Bus where Nordic serves a Nordic Termination Notice.

(viii)        Restructuring not closing and/or Restructuring Shares not having been issued on or before the Long Stop Date: termination option in favour of the Ad Hoc Committee, Bus, Nordic or the Controlling Shareholders where the Restructuring does not close on or before the Long Stop Date or the Restructuring Shares have not been issued on or before the Long Stop Date in accordance with these Indicative Terms, the Restructuring Agreement and any other agreement entered into to implement the Restructuring; and

(ix)           Adverse Tax Consequences: termination option in favour of the Ad Hoc Committee, Bus or Nordic where the implementation of the Restructuring gives rise to material adverse tax consequences.

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Governing Law:	The Restructuring Agreement shall be subject to English law.

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INDICATIVE TERMS SIGNATURE PAGE

The parties hereto have caused these Indicative Terms to be executed by their respective officers thereunto duly authorised as of the date first written above.

CONCORDIA BUS AB

By:

Name:
Title:

CONCORDIA BUS NORDIC AB

By:

Name:
Title:

CONCORDIA BUS BV

By:

Name:
Title:

CONCORDIA BUS HOLDING AB

By:

Name:
Title:

GOLDMAN SACHS CAPITAL PARTNERS III, L.P.

By:

Name:
Title:

17

SCHØYEN GRUPPEN AS

By:

Name:
Title:

[NAME OF AD HOC COMMITTEE MEMBER]

By:

Name:
Title:

18

APPENDIX A: CIRCULAR TO BE POSTED TO SENIOR SECURED NOTEHOLDERS
AS AGREED BETWEEN BUS, NORDIC AND THE AD HOC COMMITTEE

[TO BE ATTACHED]

19

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt as to the contents of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant, or independent financial advisor.

CONSENT SOLICITATION STATEMENT DATED 16 MARCH 2005
CONCORDIA BUS NORDIC AB (PUBL)
Solicitation of Consents to Indenture Amendments, Waiver and Agreement

9.125 % Senior Notes Due 2009
(CUSIP No.: 20652P AA 1; ISIN No.: XS0183535631; Common Code: 018353563
CUSIP No.: W22263 AA 0; ISIN No.: XS0183535474; Common Code: 018353547
 ISIN No.: XS0193942801; Common Code: 019394280)
€130,000,000 principal amount outstanding

Consent Fee: €5 for each €1,000 principal amount of Notes for which a consent is received and not revoked

THE SOLICITATION WILL EXPIRE AT 5:00 P.M. LONDON TIME ON 13 APRIL 2005, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”). IF THE REQUIRED CONSENTS HAVE NOT BEEN RECEIVED AT OR PRIOR TO THE EXPIRATION TIME, THE COMPANY MAY, IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR A SPECIFIED PERIOD OR ON A DAILY BASIS UNTIL THE REQUIRED CONSENTS HAVE BEEN RECEIVED. HOLDERS MUST PROVIDE AND NOT REVOKE THEIR CONSENTS PRIOR TO THE EXPIRATION TIME IN ORDER TO RECEIVE THE CONSENT FEE. CONSENTS MAY BE REVOKED PRIOR TO THE EXPIRATION TIME ON THE TERMS AND CONDITIONS SET OUT IN THIS STATEMENT - SEE “THE SOLICITATION - REVOCATION OF CONSENTS.”

Concordia Bus Nordic AB (publ), a public limited liability company organized under the laws of Sweden (“Concordia Nordic” or the “Company”), is soliciting (the “Solicitation”) consents and agreements (such consents and agreements, taken together the “Consents”) from and by holders of record on the date of this Statement (“Holders”) of the outstanding €130,000,000 aggregate principal amount of its 9.125% Senior Notes due 2009 (the “Notes”) to (a) certain amendments and a waiver (the “Proposed Amendments and Waiver”) with respect to the indenture dated as of 22 January 2004 pursuant to which the Notes were issued (the “Indenture”), between Concordia Nordic, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and (b) an agreement foregoing the right to receive the Change of Control Offer described below (the “Agreement” and, together with the Proposed Amendments and Waiver, the “Proposal”).  The Company is seeking Consents to the entire Proposal as a single proposal.

Concordia Nordic, an ad hoc committee (the “Ad Hoc Committee”) of holders of the €160,000,000 11% Senior Subordinated Notes due 2010 (the “Subordinated Notes”) issued by the Company’s indirect parent, Concordia Bus AB (publ) (“Concordia Bus”), Concordia Bus and Goldman Sachs Capital Partners III L.P. and SchØyen Gruppen AS (the “Controlling Shareholders”) in their separate capacities as equity owners of Concordia Bus BV, Concordia Bus’ ultimate parent, have negotiated non-binding indicative terms to restructure Concordia Bus AB. The non-binding indicative terms propose that the Subordinated Notes be cancelled in exchange for 96% of the newly enlarged ordinary equity in Concordia Bus with 4% reserved for the Controlling Shareholders (the “Restructuring”). General creditors of Concordia Nordic and of other companies in the Concordia group, including finance lessors and trade creditors, will not be affected by the Restructuring.

Subject to the conditions to effectiveness described below, the Company is seeking Consents from Holders of the Notes to the Proposal in order to (i) confirm that the Restructuring will not be construed as a default or Event of Default, as defined in the Indenture, and cause an acceleration of the Notes and (ii) modify certain covenants in the Indenture that limit the Company’s flexibility in conducting its business.

If given effect, the Proposal would allow the Restructuring to be consummated, provided that certain other conditions are met (see “The Restructuring”).  Concordia Nordic believes the substantial deleveraging offered by the Restructuring will benefit all the stakeholders of the Concordia group including the Holders. As and when the Restructuring is completed, Concordia Nordic expects the Notes will remain outstanding in accordance with their terms. The Restructuring will constitute a Change of Control, as defined in the Indenture, and within 30 days of the completion of the Restructuring, Concordia Nordic must make or cause to be made a Change of Control Offer, as defined in the Indenture, to repurchase the Notes held by each Holder for a cash payment equal to 101% of the principal amount of Notes repurchased, plus accrued interest, to the date of purchase.  For the foregoing reasons Concordia Nordic recommends that all Holders furnish their Consents.

The Solicitation is being made on the terms and is subject to the conditions set forth in this Consent Solicitation Statement (the “Statement”). The execution of the supplemental indenture implementing the proposed amendments to the Indenture (the “First Supplemental Indenture”) is conditional on the receipt of Consents of Holders of a 50.1% in aggregate principal amount of the Notes (the “Required Consents”). The completion of the Restructuring is conditional on, among other things, the Supplemental Indenture being executed.  Concordia Nordic will execute the First Supplemental Indenture and will pay consent fees (the “Consent Fees”) of €5 cash per each €1,000 principal amount of Notes to Holders who have properly furnished their Consents on or prior to the Expiration Time, provided that (i) the Required Consents are received, and (ii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposal or the payment of the Consent Fees.

Consents may be revoked by Holders at any time at or prior to the Expiration Time. If the Proposal becomes effective, each present and future holder of the Notes will be bound by the Proposed Amendments and Waiver, whether or not such Holder delivered a Consent. Holders who consent to the Proposal thereby agree not to sell, transfer or assign any of their Notes, any interest therein or any claim such Holders may have against the Company based upon their ownership of Notes to any person unless such person, prior to any transfer or assignment, agrees in writing to be bound by the Agreement as if such person had consented to the Proposal, unless and until the Company announces that the Restructuring has been terminated without completion.

The Tabulation Agent for the Solicitation is

Lucid Issuer Services Limited

CAUTIONARY STATEMENT REGARDING INFORMATION OR REPRESENTATIONS
NOT CONTAINED IN THIS STATEMENT

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Statement. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Trustee, Lucid Issuer Services Limited (the “Tabulation Agent”) or any other person. The statements made in this Statement are made as of the date of this Statement and the delivery of this Statement shall not, under any circumstances, create any implication that the information contained in this statement is correct after the date of this Statement.

The Solicitation is not being made to, and no Consents are being solicited from, Holders of Notes in any jurisdiction in which it is unlawful to make such Solicitation or grant such Consents. However, Concordia Nordic may, in its sole discretion, take such actions at it may deem necessary to solicit Consents in any jurisdiction and may extend the Solicitation to, and solicit Consents from, persons in any such jurisdiction.

The making of the Solicitation and the payment of Consent Fees may be restricted by law in some jurisdictions. Persons into whose possession this Statement comes must inform themselves about and observe these restrictions.

STATEMENT REGARDING INFORMATION CONTAINED IN THIS STATEMENT

The information provided in this Statement is based upon information provided solely by the Company. The Company accepts sole responsibility for this Statement.

Neither the Tabulation Agent nor the Trustee makes any recommendation as to whether Consents to the Proposal should be given. Recipients of this Statement should not construe its contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement includes and incorporates by reference forward-looking statements. All statements other than statements of historical fact included in this Statement regarding our financial condition or plans to increase revenues and statements regarding other future events or prospects are forward-looking statements. The words “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “aim”, “continue”, “help”, “estimate”, “plan”, “intend”, “should”, “shall” or the negative or other variations of them as well as other statements regarding matters that are not historical fact are or may constitute forward-looking statements. We have based these forward-looking statements on management’s current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements and from past results, performance or achievements as a result of these risks, uncertainties and assumptions.

We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All forward-looking statements contained or incorporated by reference in this Statement and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Statement and any cautionary statements that are included in documents incorporated by reference. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS SOLICITATION AT ANY TIME.

Throughout this Statement unless the context requires otherwise, the words “we”, “our” and “ours” refer collectively to Concordia Nordic and its consolidated subsidiaries and controlled partnerships and the term “group” also includes our parent companies. The defined terms “Concordia Nordic” and the “Company” refer only to Concordia Nordic.

Each Holder is responsible for assessing the merits of the Solicitation.  The Trustee has not made and the Trustee will not make any assessment of the merits of the Solicitation or of the impact of the Solicitation on the interests of the Holders either as a class or as individuals.  The entry into the First Supplemental Indenture as a result of the Solicitation will not require the Trustee to, and the Trustee shall not, consider the interests of the Holders either as a class or as individuals.  The Trustee has, however, authorised it to be stated that on the basis of the information contained herein it has no objection to the Solicitation being put to the Holders for their consideration.  The Trustee has, however, not been involved in the Solicitation or in formulating the Proposal and makes no representation that all relevant information has been disclosed to Holders in this Statement.  Accordingly, the Trustee urges Holders who are in any doubt as to the impact of the Solicitation or of the implementation of the Proposal to seek their own financial advice.

To deliver Consents held through either Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”) and, together with Euroclear, each a “Clearing System”), Holders should submit a valid Electronic Consent Instruction to the relevant Clearing System, as set forth in “Procedures for Consenting.”

AVAILABLE INFORMATION

Concordia Nordic is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance therewith and as required by the Indenture, files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, at the SEC’s Regional Offices located at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the SEC at prescribed rates by contacting the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, copies of such documents may be obtained through the SEC internet address at http //www.sec.gov. In addition, as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange require, copies of reports and other information concerning Concordia Nordic also may be obtained, free of charge, during normal business hours on any business day at the office of our listing agent in Luxembourg, Deutsche Bank Luxembourg S.A., 2, Boulevard Konrad Adenauer, L-1115 Luxembourg (the “Luxembourg Listing Agent”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Statement incorporates by reference important business and financial information about the Company that is not included in or delivered with this Statement.  Since this Statement may not contain all the information that you may find important, you should review the full text of any incorporated documents.

The following documents previously filed by the Company with the SEC are incorporated by reference into this Statement:

•                                          Registration Statement on Form F-4 under File Number 333-115996, filed on May 28, 2004 and amendments thereto filed on July 9, July 30 and August 12, 2004; and

•                                          Reports on Form 6-K under the File Number 333-115996, filed on August 27, 2004, September 28, 2004, January 18, 2005, January 19, 2005, February 1, 2005, February 15, 2005 and on the date hereof.

Additionally, any current report on Form 6-K that the Company files with the SEC subsequent to the date of the Statement that is expressly identified as being incorporated by reference into this Statement shall be deemed to be incorporated by reference into this Statement.  Later statements in this Statement or in documents incorporated by reference modify or replace earlier statements on the same subject.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

Concordia Nordic will provide, without charge, to each Holder to whom this Statement is delivered, upon the request of such Holder, a copy of any or all of the documents that are incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Copies of this Statement, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Statement will also be provided without charge to each such person, upon request. Requests for such documents should be directed to the Tabulation Agent at Lucid Issuer Services Limited, Leroy House, 436 Essex Road, London, N1 3QP. The Tabulation Agent may also be contacted at tel. no. +44(0)20-7704-0880 or by email to concordia@lucid-is.com.

TABLE OF CONTENTS

THE RESTRUCTURING

The Indicative Terms propose for the Subordinated Notes to be cancelled in exchange for 96% of the newly enlarged ordinary equity in Bus with 4% reserved for the Controlling Shareholders. General creditors of Concordia Nordic and of other companies in the Concordia group, including finance lessors and trade creditors, will not be affected by the Restructuring.  Concordia Bus expects that the Restructuring will be completed in the next few months through court proceedings in Sweden and/or a private subscription for the new shares.  The terms and conditions of the Restructuring are described in greater detail in the announcement made by the Company on March 16, 2005 and filed with the SEC (see “Available Information”).

Completion of the Restructuring is subject to the fulfilment of a number of conditions, in particular the Consent by the Holders of 50.1% in aggregate principal amount of the Notes to the Proposal.  If the Required Consents are received, and the Restructuring is consummated, the Indenture requires that Holders must be presented with a Change of Control Offer. To finance any Change of Control Offer that may occur as a result of the Restructuring of the Subordinated Notes, Concordia Nordic, Concordia Bus and certain financing parties, including some members of the Ad Hoc Committee, have negotiated the indicative terms related to financing (the “Financing Indicative Terms”) under which such financing parties would purchase Notes which may be put to Concordia Nordic as a result of a Restructuring as outlined in the Financing Indicative Terms, together with the provision of a liquidity facility to meet the other financing requirements of the Concordia group, including, among other things, the costs of the Restructuring. These Financing Indicative Terms have been approved in principle by the Ad Hoc Committee but remain subject to contract.  Concordia Nordic estimates that it will need at least SEK 320 million of additional liquidity to complete the Restructuring.  The proposed repurchase finance would involve the assignment by Concordia Nordic (as permitted by the Indenture) of its obligation to repurchase Notes (at the option of Holders) pursuant to a Change of Control Offer, to the financing parties.  The maximum amount of proposed repurchase finance would equal the sum of the aggregate principal amount of 49.9% of the Notes outstanding, multiplied by 101%, plus accrued but unpaid interest on 49.9% of the Notes to the date of their repurchase in the Change of Control Offer.  Upon the conclusion of that Change of Control Offer, Notes that were put would be acquired by the financing parties.  The proposed liquidity facility would provide up to €35 million (equal to approximately SEK 318.4 million based on the EUR/SEK exchange rate at the date of this Statement), in multiple drawings.  Interest on amounts drawn under the liquidity facility would be set pursuant to a formula, and would be payable part in cash and part in kind.  Were it set today, the interest rate on this facility would equal approximately 15% per annum.  All amounts drawn under the liquidity facility would become due in a single installment five years from facility inception, following the final stated maturity date of the Notes.   Arrangement, commitment and funding fees are proposed to be charged for the repurchase and liquidity financing, the levels of which have yet to be agreed.  Discussions are continuing among Concordia Bus, Concordia Nordic and these financial institutions regarding the Financing Indicative Terms.

PURPOSE OF THE SOLICITATION

The overall purpose of the Solicitation is to ensure that the Concordia group emerges from the Restructuring able to continue to meet its ongoing obligations. As and when implemented, the Restructuring will effect a substantial deleveraging of the Concordia group’s consolidated balance sheet, thus benefiting all the group’s stakeholders, including Holders. Holders are not being subjected to any impairment of their claims against Concordia Nordic.  The willingness of holders of the Subordinated Notes to enter into an agreement to implement the Restructuring, and thereby to relinquish their debt claims, is conditional on the adoption of the Proposal.

Without the successful completion of this Solicitation, and the execution thereupon of the First Supplemental Indenture, the Concordia Nordic expects that the Indicative Terms will not result in an agreement and consequently the Restructuring will not be completed.

The grace period for the interest payment due on the Subordinated Notes on 15 February 2005 has expired and no payment has been made. At this date, holders of the Subordinated Notes have not taken steps to accelerate their Subordinated Notes or demand payment of the overdue interest. Were the Restructuring not to be completed, Concordia Nordic can give no assurance as to measures it might need to take to deal with these creditors. Approval of the Proposal will facilitate the completion of the Restructuring and the elimination of these contingencies.

For the foregoing reasons Concordia Nordic recommends that all Holders furnish their Consents.

OPTIONS FOR HOLDERS

Holders may choose EITHER to consent to the Proposal and receive the Consent Fee, subject to the conditions described herein OR, if the Restructuring is completed, accept the subsequent Change of Control Offer.  Holders may also choose to neither consent to the Proposal nor accept the subsequent Change of Control Offer.

To receive the Consent Fee of €5 per €1,000 of Notes, Holders must consent to the Proposal.  The Proposal includes the Proposed Amendments and Waiver and the Agreement.  Holders cannot consent to the Proposed Amendments and Waiver without acknowledging, and agreeing to, the Agreement.  Under the Agreement, a Holder agrees that it will not receive the Change of Control Offer following a completion of the Restructuring.  Holders who choose this option will receive the Consent Fee in respect of Notes for which properly completed and executed Consents are received by the Expiration Time, provided that, among other conditions, the Required Consents are received.  Holders who consent after the Required Consents are received will be eligible to receive the Consent Fee provided that they properly complete and executed their consents by the Expiration Time.

Holders may choose not to consent to the Proposal and instead retain their right to participate in the subsequent Change of Control Offer.  Holders who choose not to consent will not receive the Consent Fee of €5 per €1,000 of Notes and will not be asked to agree not to accept the Change of Control Offer.  If the Restructuring is completed, non-consenting Holders will be free to accept the Change of Control Offer of cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued interest, if any, to the date of repurchase.

If the Restructuring is completed we will be required to conduct a Change of Control Offer.  However, such offer will not be made to Holders who have consented to the Proposal.

The Indicative Terms will become a binding agreement only if the First Supplemental Indenture becomes effective.  Without limitation, the principal condition to Concordia Nordic entering into the First Supplemental Indenture is that the Required Consents be received.

BUSINESS

The following summary is provided solely for the convenience of Holders.  This summary is not intended to be complete and is qualified in its entirety by the more detailed information and the summary financial and statistical data and financial statements appearing elsewhere in or incorporated by reference into this Statement.

We provide public bus transportation services in Sweden, Norway and Finland, operating through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively.  We also provide express bus and coach hire services.  As of the fiscal year ended February 29, 2004, we operated 3,156 buses in Sweden, and were the largest operator through Swebus, with an estimated market share of approximately 31.3% of the public bus transportation market (measured by the number of buses in operation).  In Norway, SBC operated 405 buses and had an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities.  In Finland, Concordia Finland operated 347 buses and was the second largest operator in the greater Helsinki area with a market share of approximately 26%.

For the year ended February 29, 2004 and for the nine months ended November 30, 2004, we sustained losses of SEK 171 million and SEK 110 million respectively.

THE PROPOSAL

Set forth below is a summary of the Proposal for which Consents are being sought pursuant to this Statement.  The discussion below is qualified in its entirety by reference to the full and complete terms of the Indenture and of the proposed amendments.  The relevant provisions of the Indenture as we propose to amend them are set forth in Annex A, which forms a part of this Statement. Each capitalized term appearing below that is not defined herein has the meaning assigned to such term in the Indenture.

Proposed amendment to permit us to incur more Capital Lease Obligations

We often need to acquire capital equipment and vehicles in order to conduct our business.  Under Clause (c) of Subsection 1008(2) of the Indenture, we can only enter into capital leases and similar transactions if the total obligations created by entering into those transactions do not exceed SEK 100,000,000.  We believe that we may be presented with opportunities to reduce the costs and expenses of acquiring the buses we need for our operations by entering into capital leases relating to a significant portion of our bus acquisition requirements.  We propose amending the Indenture so that it permits Capital Lease Obligations, and similar transactions such as Sale and Leaseback Transactions, in an aggregate principal amount of SEK 1,500,000,000.

Proposed amendment to permit us to transfer our buses within our group companies more easily

In the course of our business it would be periodically advantageous to transfer some buses from one operating company to another to most effectively use our bus inventory.  The definition of “Asset Sale” in Section 101 of the Indenture provides that two of our operating companies, Swebus AB and Swebus Busco AB, cannot transfer their buses to any entity except Nordic without such transfer being treated under the Indenture as an Asset Sale.  Because such a transfer is an Asset Sale, we are restricted in the use to which we put the proceeds of such transfer.  We propose amending the Indenture so that a transfer of a bus from any Wholly-Owned Restricted Subsidiary, including our two operating companies, to any other Wholly-Owned Restricted Subsidiary is not an Asset Sale.

Proposed amendment to grant us more flexibility in making investments in other entities

Currently, under the definition of “Permitted Investments” in Section 101 of the Indenture, we are permitted to acquire an entity, without having such acquisition being considered a Restricted Payment, if (a) such entity immediately becomes a Restricted Subsidiary and (b) following the acquisition, we own at least 85% of the outstanding share capital of that Restricted Subsidiary.  We believe that it would be beneficial to our business if we were allowed to invest in any entity in which, following such investment, we own more than 50% of the outstanding share capital, so long as (a) it immediately becomes a Restricted Subsidiary and (b) it is primarily engaged in the business of providing public transportation services in the Nordic Region and Europe or in businesses ancillary or reasonable related to the public transportation business.  We also wish to increase our ability to make Permitted Minority Investments from an aggregate amount of 7.5% of our Consolidated Cash Flow to 15.0%.  In the twelve months ended November 30, 2004, under the Subsection of the Indenture permitting minority investments, we could have made Permitted Minority Investments in an aggregate amount of approximately SEK 13,900,000 based on the Consolidated Cash Flow for that period, whereas if this amendment had been effective in that period we would have been able to make Permitted Minority Investments in an aggregate principal amount of SEK 27,800,000.

Proposed amendment to expand the basket exception to the covenant regarding Limitation on Indebtedness

Clause (h) of Subsection 1008(2) of the Indenture permits us to incur Indebtedness of up to SEK 45,000,000. We propose amending the Indenture so that we are permitted to incur Indebtedness under the basket exception to the covenant regarding Limitation on Indebtedness in an aggregate principal amount not to exceed SEK 320,000,000 under this Clause. This will improve our ability to meet certain of our liquidity needs, including the costs associated with the Restructuring.

Proposed amendment to permit us to incur more debt under a Revolving Credit Facility

We require access to lines of credit and similar facilities in order to maintain the liquidity we need to conduct our ordinary business effectively.  Clause (a) of Subsection 1008(2) of the Indenture limits us to borrowing no more than a total of SEK 100,000,000 under these facilities.  We propose amending the Indenture so that we are permitted to incur Indebtedness in an aggregate principal amount of no more than SEK 250,000,000 under a Revolving Credit Facility.

We are also proposing an amendment to Clause (17) of the definition of "Permitted Liens" in Section 101 of the Indenture so that we can grant Liens in connection with securing the increased amount we propose to be able to borrow under the Revolving Credit Facility. Currently, the Indenture permits us to incur Liens in the ordinary course of business with respect to obligations that do not exceed SEK 150,000,000 at any one time outstanding less the amount of Indebtedness secured by Liens granted to secure the Revolving Credit Facility.  We propose increasing this amount to SEK 250,000,000 which equals the amount we propose we be able to borrow under the Revolving Credit Facility.

Proposed amendment to permit us to advance funds to Restricted Subsidiaries without having to set the interest rate for such advances at or higher than the rate of the Notes

In order to ensure the liquidity of our Restricted Subsidiaries we advance funds to them.  Under Section 1025 of the Indenture, such advances must bear interest at a rate equal to or greater than the rate then payable on the Notes or the maximum rate permitted by applicable law, if lower.  This creates strain on the cash flows of our companies.

We propose eliminating this requirement.  In such event, we would continue to be subject to the requirement that advances to our Restricted Subsidiaries be treated as Affiliate Transactions, which must meet the tests prescribed by the Indenture for such transactions, including that such advances must be made on an arm’s-length basis.

Proposed amendment to permit us to increase aggregate amount of the basket exception to the covenant regarding Restricted Payments

Currently the basket exception to the Restricted Payments covenant in Clause (g) of Subsection 1009(2) of the Indenture permits us to make Restricted Payments in an aggregate amount not to exceed SEK 20,000,000.  In order to pay a portion of the costs of the Restructuring we will need to expand this basket to SEK 100,000,000.

Confirming that the Restructuring will not be construed as an Event of Default

Clause (12) of Section 501 of the Indenture makes the seeking or making by us, a Significant Subsidiary or a Parent Company, of a composition with creditors an Event of Default.  We propose eliminating this as an Event of Default.  We also propose amending the Indenture so that the Restructuring cannot be construed as an Event of Default.

Proposed waiver for any past defaults

In connection with this Solicitation, we are seeking a waiver from Holders for any past defaults.

Acknowledging, and agreeing to, the Agreement

To effectuate this Solicitation, we require that Holders who consent to the Proposal thereby agree and acknowledge that such Holder will not receive the Change of Control Offer subsequent to a completed Restructuring. Holders cannot consent to the Proposal without agreeing to this Agreement.

General

In addition to being conditional on Holders of 50.1% in aggregate principal amount of the outstanding Notes consenting to the Proposal, any proposed Restructuring will also be conditional on, among other things, the First Supplemental Indenture providing for the proposed amendments becoming effective under the terms of the Indenture.

By consenting to the Proposal, Holders authorize and direct the Trustee to enter into the First Supplemental Indenture. Holders who deliver Consents thereby waive all past defaults under the Notes of the Indenture and acknowledge and agree to the Agreement on the terms set out herein. The proposed waiver and the Agreement shall become effective simultaneously with the proposed amendments upon execution of the First Supplemental Indenture.

In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposal.

The Company is seeking Consents to the entire Proposal as a single proposal. Holders may not consent selectively to only certain parts of the Proposal.

EFFECT OF THE PROPOSAL

If the Proposal becomes effective, certain provisions contained in the Indenture will be modified, and Holders will no longer be entitled to the benefit of such provisions except as amended. The modification of these provisions and the waivers would enable, among other things, the Company to incur more Indebtedness and make additional Restricted Payments.  These modifications and waivers could adversely affect the market price of the Notes or otherwise be adverse to the interest of Holders. In addition, Holders who consent to the Proposal will relinquish their rights to participate in the Change of Control Offer that will need to be made if the Restructuring is completed.  (See “The Proposal”.)

If the Proposal becomes effective, the Proposed Amendments and Waiver will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposal.

Holders who do not timely consent with respect to the Proposal and Holders whose Consents are revoked before the Expiration Time will receive no Consent Fee even though the Proposed Amendments and Waiver, if they become effective, will be binding on them and any transferee of the Notes.

Furthermore, Holders who consent to the Proposal agree not to sell, transfer or assign any of its Notes, any interest therein or any claim such Holders may have against the Company based upon their ownership of Notes to any person unless such person prior to any transfer or assignment agrees in writing to be bound by the Agreement as if such person had consented to the Proposal unless and until the Company announces that the Restructuring has been terminated without completion.

The Notes are listed on the Luxembourg Stock Exchange, through the Euroclear and Clearstream clearing systems. Concordia Nordic expects that Holders who consent to the Proposal will be assigned a temporary ISIN number by the Clearing Systems.  The temporary ISIN number will enable Concordia Nordic to determine which Holders can participate in any Change of Control Offer subsequent and related to the Restructuring. Notes for which Consents have been accepted by the Company that trade after the Expiration Time or termination of this Solicitation will trade under the temporary ISIN number until the earlier of (a) the termination of any Restructuring Agreement and (b) the completion of any Change of Control Offer.  The Notes trading under the temporary ISIN number; i.e. for which Consents have been delivered and not validly revoked; will not be fungible with Notes trading under the permanent ISIN number; i.e. for which Consents have not been delivered, until the completion of the Change of Control Offer or the termination of the Restructuring without completion.  Depending on how many Holders consent to the Proposal, the outstanding principal amount of Notes unencumbered by Agreements available for trading after the completion of the Solicitation could be significantly reduced. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable issue of debt securities with a larger float. The reduction in the size of the float for unencumbered Notes that is likely to result from the consummation of the Solicitation may adversely affect both the liquidity and market price of the unencumbered Notes. The reduction in the float also may make the trading price of Notes more volatile.

THE SOLICITATION

General

Pursuant to Section 902 of the Indenture, adoption of the Proposed Amendments and Waiver requires the receipt of the Required Consents, consisting of the valid and unrevoked Consents of Holders of a majority in aggregate principal amount of the Notes outstanding, at or prior to the Expiration Time. As of the date of this Statement, the outstanding aggregate principal amount of the Notes is €130,000,000. Concordia Nordic will execute the First Supplemental Indenture and will pay the Consent Fee to Holders who have properly furnished, and not revoked, their Consents at or prior to the Expiration Time, provided that (i) the Required Consents are received and (ii)  there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposal or the payment of the Consent Fees. There can be no assurance that the Proposal will become effective. If the Proposal becomes effective, the Proposed Amendments and Waiver will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposal.

Concordia Nordic will provide notice upon receipt of the Required Consents and will publish a notice upon completion of the execution of the First Supplemental Indenture. The delivery of a Consent will not affect a beneficial owner’s right to sell or transfer the Notes. However, Holders who consent to the Proposal agree not to sell, transfer or assign any of their Notes, any interest therein or any claim such Holder may have against Concordia Nordic based upon their ownership of Notes to any person unless such person prior to any transfer or assignment agrees in writing to be bound by the Agreement as if such person had consented to the Proposal unless and until Concordia Nordic announces that the Restructuring has been terminated without completion.  Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposal.

Beneficial owners of the Notes who wish to provide a Consent and whose Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to consent in accordance with the customary procedures of Euroclear and Clearstream, on behalf of the beneficial owner prior to the Expiration Time.

Consent Fees

Upon the terms and conditions set forth in this Statement, Concordia Nordic will pay on the Payment Date, to Holders of the Notes whose Consents have not been properly revoked and had been received by the Tabulation Agent on or prior to the Expiration Time, Consent Fees in the amount of €5 per each €1,000 principal amount of Notes for which a Consent was received and not revoked. Under no circumstances will interest accrue on or be payable with respect to any Consent Fee. For purposes of this Statement, the “Payment Date” shall mean the date on which all conditions for payment have been fulfilled (the “Effective Time”) or promptly after that date, provided however, that if the Effective Time occurs prior to the Expiration Time, the Payment Date shall mean the date on which the Expiration Time occurs or promptly after such date. The Effective Time may occur at any time prior to the Expiration Time. Even if the Effective Time occurs prior to the Expiration Time, Holders who Consent after the Effective Time and prior to the Expiration Time will be entitled to receive the Consent Fee on the Payment Date.

Holders who do not timely consent with respect to the Proposal and Holders whose Consents are revoked before the Expiration Time will receive no Consent Fee even though the Proposed Amendments and Waiver, if they become effective, will be binding on them and any transferee of the Notes.

Failure to Obtain Required Consents

In the event the Required Consents are not obtained with respect to the Notes, any other condition set forth in this Statement is not satisfied or waived, or the solicitation is terminated, no Consent Fees will be paid to any Holders of the Notes, and Concordia Nordic will not execute the First Supplemental Indenture.

Expiration Time; Extensions; Amendment

The term “Expiration Time” means 5:00 p.m., London Time on 13 April 2005, unless Concordia Nordic, in its sole discretion, extends the period during which the Solicitation is open, in which case the Expiration Time shall be the latest date and time for which an extension is effective. Concordia Nordic may extend the Solicitation on a daily basis or for a specified period of time. In order to extend the Solicitation period, Concordia Nordic will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 2:00 p.m., London time, on the next business day after the previously scheduled Expiration Time. Concordia Nordic currently intends to notify Holders of any such extension solely by issuing a press release, but may elect to utilize other means reasonably calculated to inform Holders of such extension. Failure of any Holder to be so notified will not affect the extension of the Solicitation.

Concordia Nordic expressly reserves the right, in its sole discretion, at any time to (i) terminate the Solicitation, (ii) waive any of the conditions to the Solicitation, (iii) extend the Expiration Time, or (iv) amend the terms of the Solicitation in any manner.

If Concordia Nordic elects to waive any of the conditions to the Solicitation, extend the Solicitation period or amend the terms of the Solicitation in a manner favorable to the Holders, all Consents received will remain valid (and subject to revocation as provided in this Statement) until the date and time to which the Expiration Time has been extended.

Without limiting the manner in which Concordia Nordic may choose to make a public announcement of any extension, amendment or termination of the Solicitation, Concordia Nordic shall have no obligation to publish, advertise, or otherwise communicate such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Procedures for Consenting

Holders will not be entitled to receive the Consent Fee unless they deliver their Consents, and do not subsequently validly revoke, at or prior to the Expiration Time.  Consents delivered in accordance with the procedures described below will constitute the delivery of a written Consent by such Holder with respect to such Notes.

Delivery of Consents.  The delivery of Consents pursuant to the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth in this Statement.

Electronic Consent Instructions.  To deliver Consents by Electronic Consent Instruction, a Holder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, a Euclid server or Creation instruction (each an “Electronic Consent Instruction”) to authorize the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be; or (ii) request such Holder’s broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic Consent Instruction to authorise the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream for such Holder.  Holders whose Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to consent to the Proposal.

Notwithstanding that the Consents delivered by each Holder by means of an Electronic Consent Instruction, each Holder thereby agrees that such Electronic Consent Instruction constitutes a written consent to the Proposal.

For the avoidance of doubt, each Holder submitting an Electronic Consent Instruction must ensure that Euroclear or Clearstream, as the case may be, is authorized to block the account(s) in which the Notes for which Consents are delivered are held so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Holder submits its Electronic Consent Instruction until the Payment Date.

The receipt of such Electronic Consent Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream. For the avoidance of doubt any such acknowledgement does not constitute an acceptance of the Consent by or on behalf of the Company.

Procedures for delivering Consents.  A Holder may consent by submitting a valid Electronic Consent Instruction to the relevant Clearing System in accordance with the requirements of the relevant Clearing System.  The Holder must clearly state in the Electronic Consent Instruction:

•                                          the aggregate principal amount of Notes with respect to which the Holder wishes to deliver a Consent;

•                                          the name of the Holder, the securities account number for the relevant Clearing System in which the Notes are held, the name of the participant and its corresponding Euroclear or Clearstream number;

•                                          that an individual matching blocking instruction has been sent to the relevant Clearing System; and

•                                          the cash account number at the relevant Clearing System that shall receive the Consent Fee.

The Consent by a Holder of Notes will, on acceptance of the Consent by the Company and verification to the Holders thereof, constitute a binding agreement between such Holder and the Company in accordance with the terms, and subject to the conditions, set forth in this Statement and in the Electronic Consent Instruction, as the case may be.  Such Consent will be binding on the consenting Holder upon receipt by the relevant Clearing System of a valid Electronic Consent Instruction in respect of all matters.  A Consent by a Holder may be revoked prior to the Expiration Time by submitting an electronic revocation instruction to the relevant Clearing System.

No Letter of Transmittal or Consent.  No letter or transmittal or consent need be executed in relation to this Solicitation.  The submission of an Electronic Consent Instruction in the name provided in this Statement shall constitute written consent to the Proposal.

Representations, Warranties and Undertakings.  By submitting a valid Electronic Consent Instruction to the relevant Clearing System, the Holder is deemed to represent, warrant and undertake to the Company, the Tabulation Agent that:

(a)                                the Holder has received and reviewed this Statement;

(b)                               the Notes are, at the time of acceptance, and will continue to be, until the payment on the Payment Date or the termination or withdrawal of the Solicitation, or, in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, held by it at the relevant Clearing System;

(c)                                the Notes have been blocked (and will remain blocked until the Payment Date) in the securities account to which such Notes are credited in the relevant Clearing System with effect from, and including, the date on which either the Electronic Consent Instruction was received by the relevant Clearing System until the time of payment on the Payment Date or termination or withdrawal of the Solicitation or in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System;

(d)                               the consenting Holder acknowledges that consenting Holder consents to the Proposal as described in this Statement and authorises, directs and requests the execution and delivery of the First Supplemental Indenture. The consenting Holder acknowledges that the submission of an Electronic Consent Instruction to this effect constitutes the consenting Holder’s written consent to the Proposal;

(e)                                the consenting Holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the consenting Holder and the Consents given by the consenting Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the consenting Holder and shall not be affected by, and shall survive, the death or incapacity of the consenting Holder;

(f)                                  the consenting Holder acknowledges that, to the extent the consenting Holder accepts the Solicitation after the Expiration Time, the consenting Holder will not receive the Consent Fee that would otherwise be payable with respect to the Notes blocked in the relevant Clearing System prior to the Expiration Time; and

(g)                               no information has been provided to it by the Tabulation Agent or the Trustee with regard to the tax consequences to Holders or beneficial owners of the Notes arising from the receipt of the Consent Fee, and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Solicitation and agrees that it will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against the Tabulation Agent, the Trustee or any other person in respect of such taxes and payments.

If the relevant Holder is unable to give the representations and warranties described above, such Holder should contact the Tabulation Agent.

All Consents will be made on the basis of the terms set out in this Statement and, once made in the manner described above, will (subject as mentioned above) be irrevocable and binding on the relevant Holder.  Consents may only be made by submission of a valid Electronic Consent Instruction to the relevant Clearing System no later than the Expiration Time which (subject to the provisions of this document) will be 5:00 p.m., London time, on 13 April 2005.

If the Solicitation is terminated by the Company, upon notice by the Company to the Clearing Systems, the Notes for which Consents have been given will be unblocked in the relevant Clearing System.

The receipt of an Electronic Consent Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.  All questions as to validity, form and eligibility (including time of receipt) of any Electronic Consent Instruction will be determined solely by the Company.  Such determination as to whether or when an Electronic Consent Instruction is received, whether it is duly completed and signed or whether a Consent is validly revoked shall be final and binding.

Holders should ensure that the relevant Clearing System in which Notes are held has received irrevocable instructions (with which they have complied) to block such Notes in the securities account to which they are credited with effect from, and including, the day on which the Electronic Consent Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until the Payment Date.  Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System.  The Company and the Tabulation Agent shall be entitled to accept submission of an Electronic Consent Instruction as deemed confirmation that such Notes have been so blocked.  The Tabulation Agent shall require the relevant Clearing System to confirm in writing that such Notes have been blocked with effect from the date of submission of the Electronic Consent Instruction.  In the event that the relevant Clearing System fails to do so, the Tabulation Agent shall inform the Company who shall be entitled, but not obliged, to reject the Electronic Consent Instruction.

Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or

Clearstream, as the case may be, through which they hold Notes to submit a valid Electronic Consent Instruction to the relevant Clearing System prior to the Expiration Time.  The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

Consent of Notes in Physical Form.  The Trustee has informed the Company that all Holders hold the Notes through Clearing System accounts and there are no Notes in physical form.  If you believe that you are holding a Note in physical form, please contact the Tabulation Agent for the appropriate procedures with regard to consenting with respect to such Notes.

No Guaranteed Delivery.  There are no guaranteed delivery procedures provided by the Company in connection with this Solicitation.  Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and deliver related Consents eligible to receive the Consent Fee.

Direct participants in Euroclear or Clearstream delivering Consents must give authority to Euroclear or Clearstream to disclose their identity to the Tabulation Agent.

Consents should not be delivered to the Trustee or Concordia Nordic.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS SOLICITATION AT ANY TIME.

Concordia Nordic will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocations of Consents, whose determinations will be binding. Concordia Nordic reserves the right to reject any or all Consents and revocations not validly given or any Consents the Company’s acceptance of which could, in the opinion of Concordia Nordic’s counsel, be unlawful. Concordia Nordic also reserves the right to waive any defects or irregularities in connection with deliveries or to require a cure of such irregularities within such time as Concordia Nordic determines. None of Concordia Nordic, the Tabulation Agent or the Trustee or any other person shall have any duty to give notification of any such waiver, defects or irregularities, nor shall any of them incur any liability for failure to give such notification. Delivery of Consents or notices of revocations will be deemed not to have been made until such irregularities have been cured or waived.

Revocation of Consents

A Holder may revoke its Consent at any time prior to the Expiration Time.

All Consents received prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consents relate, unless the Tabulation Agent receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation at any time prior to the Expiration Time, or a notice of revocation delivered in accordance with the customary procedures of Euroclear and Clearstream. A Consent to the Proposal by a Holder of the Notes will, with respect to the proposed amendments and waivers, bind the Holder and every subsequent holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

To be effective, a notice of revocation must be in a format customarily used by Euroclear and Clearstream.

A revocation of a Consent will be effective only as to the Notes listed on the revocation and only if such revocation complies with the provisions of this Statement. Only a Holder is entitled to revoke a Consent previously given. A beneficial owner of the Notes must arrange with the Holder to deliver on its behalf a revocation of any Consent already given with respect to such Notes.

A transfer of Notes will not have the effect of revoking any Consent validly given before such transfer, and each Consent validly given will be counted notwithstanding any transfer of the Notes unless the applicable Holder has complied with the procedure for revoking Consents described in this section. If the subsequent transferee is to have revocation rights with respect to the relevant Consent, a duly executed proxy must accompany a transfer of Notes from the relevant Holder.

A purported notice of revocation that the Tabulation Agent does not receive in a timely fashion and that Concordia Nordic does not accept as a valid revocation will not be effective to revoke a Consent previously given.

A revocation of a Consent may only be rescinded by the delivery of a new Consent in accordance with the procedures set forth in this Statement. A Holder who has delivered a revocation may, after such revocation, give Consent at any time prior to the Expiration Time.

Concordia Nordic reserves the right to contest the validity of any revocations.

Fees and Expenses

Concordia Nordic will bear the costs of the Solicitation. Concordia Nordic will reimburse the Trustee for expenses that the Trustee incurs in connection with the Solicitation.

Concordia Nordic will not pay any commission or other remuneration to any broker, dealer, salesman or other person (other than the Tabulation Agent) for soliciting Consents pursuant to this Statement. Brokers, dealers, commercial banks and trust companies will be reimbursed for reasonable out-of-pocket expenses that they incur in forwarding the solicitation materials to their customers.

The Tabulation Agent

Concordia Nordic has retained Lucid Issuer Services Limited as Tabulation Agent to collect and tabulate Consents. The Tabulation Agent will receive a customary fee for such services and reimbursement of its reasonable out-of-pocket expenses related thereto. Concordia Nordic will also indemnify it against certain liabilities.

Concordia Nordic has not authorized the Tabulation Agent to give any information or make any representations in connection with this solicitation other than those contained in this Statement and, if given or made, such information or representations must not be relied upon as having been authorized.

CERTAIN TAX CONSEQUENCES

Swedish Tax Consequences

The comments set out below summarize the Swedish tax treatment in relation to the proposed Amendments and Waivers and the Consent Payments, as anticipated by the Company. They are based on existing law and what is understood to be current practice as at the date of this Statement. They are intended as a general guide only and apply only to individuals and companies resident for tax purposes in Sweden who hold the Notes as beneficial owners and as a capital investment. Special rules may be applicable for certain Holders, such as for instance investment companies, dealers, employees or other individuals connected with the Company, insurance companies and collective investment schemes. Holders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Sweden, should consult their own professional advisers immediately. No ruling from the National Tax Board has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the Swedish Tax Authority will not challenge any of the income tax consequences described below or that any such challenge, if made, would not be sustained by a court. Should you wish more certainty you are therefore urged to consult your own tax advisors regarding the tax consequences of the Proposal and receipt of Consent Payments.

Withholding tax for foreign entities and individuals

The Consent Payments will be paid free and clear of any withholding on account of Swedish taxation.

Swedish Corporate taxpayers

The Consent Payments made will be taxable as business income in the hands of a corporate Holder with the regular 28 % corporate tax rate. A payment to the holder of a Note made in the form of a repurchase of the Note will most likely be seen as a capital income where the taxable gain is the difference between the repurchase price received less the acquisition cost for the Note. A positive difference is subject to tax with the regular corporate tax rate. Payment of accrued and unpaid interest will be taxed as ordinary interest and will thus constitute a business income.

Swedish Individual taxpayers

In the hands of an individual Holder, the Consent Payments are likely to be treated as a capital income equivalent to an interest payment derived from the holding of a Note. The payment will in this case be taxed with a flat rate of 30%. A payment to the holder of a Note made in the form of a repurchase of the Note will be seen as a capital gain where the taxable gain is the difference between the repurchase price received less the acquisition cost for the Note. A capital gain will be taxed as income from capital with the flat rate of 30%, as indicated above. Payment of accrued and unpaid interest will be taxed as ordinary interest, see above. Tax will be withheld at source from interest payments.

Stamp duty

No Swedish stamp duty is payable in connection with the Solicitation of Consents.

U.K. Tax Consequences

The following is a general description of certain United Kingdom tax consequences of the acceptance of the Proposal pursuant to the terms of this Statement. It is not and does not purport to constitute tax or legal advice, or to be a comprehensive analysis of all potential United Kingdom tax consequences which may arise in connection with the acceptance of the Proposal. The comments below are based on current tax law which may change at any time, possibly with retrospective effect. The comments relate only to the position of persons who are resident or ordinarily resident in the United Kingdom for tax purposes, who hold the Notes as absolute beneficial owners and as a capital investment. The comments may not apply to certain classes of persons, such as dealers in securities, persons connected with the Company, insurance companies, collective investment schemes and persons holding their Notes through personal equity plans or individual savings accounts to whom special rules may apply.

The comments have been prepared on the assumption (which has not been verified) that the effect of implementing the Proposal would not be to change the terms of the Notes in such a fundamental way that the Notes (as amended) could be treated as different instruments from the original (unamended) Notes. If such assumption were incorrect, the United Kingdom tax consequences of the acceptance of the Proposal may be different from these discussed below.

The following is a general guide and should be treated with appropriate caution. Holders should consult their professional advisers regarding potential tax liabilities in relation to the acceptance and implementation of the Proposal.

Withholding tax

The Consent Fees may be paid without withholding or deduction for or on account of United Kingdom income tax.

United Kingdom corporation tax payers

In the case of a Holder which is a company within the charge to United Kingdom corporation tax, the Consent Fees will normally be taxable as income broadly by reference to accounting-based concepts in accordance with the loan relationship rules in Finance Act 1996.

Other United Kingdom tax payers

In the hands of an individual Holder, the treatment of the Consent Fees will depend on whether the Notes are classified as “relevant discounted securities” for UK tax purposes. Each Holder should seek their own professional advice as to whether the Notes constitute “relevant discounted securities” and also as to the tax consequences which would arise in their particular circumstances from the acceptance of the Proposal.

Stamp duty and stamp duty reserve tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable by a Holder on acceptance of the Proposal in accordance with the terms of this Statement.

U.S. Tax Consequences

The following is a general discussion of certain of the U.S. federal income tax consequences of the Proposal, and the Consent Fees. This summary is based upon the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Regulations”), U.S. Internal Revenue Service (“IRS”) rulings and judicial decisions, all as in effect on the date of this Statement, and all of which are subject to change, possibly with retroactive effect.

This summary does not address all of the federal income tax consequences that may be relevant to a Holder of Notes in light of such Holder’s particular tax situation or to certain classes of Holders subject to special treatment under the federal income tax laws (including, but not limited to, brokers or dealers in securities or foreign currency, financial institutions, trusts, regulated investment companies, insurance companies, S corporations, nonresident aliens, foreign corporations, tax-exempt entities, persons that hold Notes as part of a straddle, short-sale, hedge, constructive sale, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar, persons who acquired their Notes as compensation, and investors in pass-through entities), nor does it address any aspect of gift, estate, state, local or foreign taxation. This discussion is directed to Holders who hold their Notes as capital assets as defined in Section 1221 of the Code. No legal opinion or ruling from the IRS has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the IRS will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court. You are urged to consult your own tax advisors regarding the tax consequences of the Proposal and receipt of Consent Fees, including the application and effect of any gift, estate, applicable state, local, or foreign income or other tax laws.

As used in this Statement, a “U.S. Holder” means a beneficial owner of a Note that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entities created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a Holder that is not a U.S. Holder. If a partnership holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the Notes, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

U.S. Holders

The Proposal and Consent Fees

Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange (upon which gain or loss may be realized) if such modification is a “significant modification” under applicable Regulations. Under the Regulations, the modification of a debt instrument is a “significant” modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is “economically significant”. The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. We believe that the adoption of the Proposal merely alters the financial covenants contained in the Notes and therefore should not result in a deemed exchange for U.S. federal income tax purposes.

The tax consequence of a U.S. Holder’s receipt of the Consent Fee is unclear. In the absence of an administrative or judicial decision to the contrary with respect to such payments, we intend to treat the Consent Fee for U.S. federal income tax purposes as an amount paid to consenting U.S. Holders as a separate fee for consenting to the Proposal, which constitutes ordinary income to such U.S. Holders for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

Under federal income tax law, in certain circumstances a U.S. Holder of Notes may be subject to information reporting requirements of the IRS and backup withholding at a current rate of 30% with respect to the Consent Fees, unless such Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. U.S. persons who are required to establish their exempt status generally must provide to their payor a completed IRS Form W-9. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors.

Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

THE PRECEDING DISCUSSIONS OF CERTAIN TAX CONSEQUENCES ARE INTENDED FOR GENERAL INFORMATION ONLY AND DO NOT CONSTITUTE TAX ADVICE. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE PROPOSAL AND THE CONSENT FEES.

EXHIBIT A

PROPOSED AMENDMENTS TO THE INDENTURE GOVERNING THE €130,000,000 9.125% SENIOR SECURED NOTES DUE 2009

1.                                       Proposed amendment to permit us to incur greater Capital Lease Obligations.

The existing seventh line of Clause (c) of Subsection 1008(2) of the Indenture is amended by deleting the number "1000,000,000" and inserting the number in bold italics.

“exceed SEK 1,500,000,000 at any time outstanding;”

2.                                       Proposed amendment to permit us to transfer our buses within our group companies more easily.

The first, second and third lines of proviso (2) of the existing definition of the term “Asset Sale” in Section 101 of the Indenture is amended by deleting the words “that provided that Swebus AB and Swebus Bisco AB shall not transfer any assets other than to the Company.”

3.                                       Proposed amendment to grant us more flexibility in making investments in other entities.

Clause (2) of the existing definition of “Permitted Investments” in Section 101 of the Indenture is amended by deleting the word in the second line “Qualifying”, the words in the third line “(i) such Person becomes a wholly Owned Restricted Subsidiary of the Company or (ii),” and the words in the fifth and sixth lines “wholly Owned” and inserting the words in bold italics.

“any Investment by the Company or any Restricted Subsidiary of the Company in a Person primarily engaged in a Permitted Business, if (a) such Person is or, as a result of such Investment becomes, a  Restricted Subsidiary of the Company; or (b) as a result of such Investment such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;”

and the fifth line of Clause (11) of the existing definition of “Permitted Investments” in Section 101 of the Indenture is amended by deleting the number 7.5 and inserting the number in bold italic.

“exceed the amount, calculated at the time such investment is made, equal to (a) 15% of the”

4.                                       Proposed amendment to permit us to incur more debt under a Revolving Credit Facility.

The existing third line of Clause (a) of Subsection 1008(2) of the Indenture is amended by deleting the number 100,000,000 and inserting the number in bold italics.

“aggregate principal amount at any time outstanding not to exceed SEK 250,000,000 (with letters”

5.                                       Proposed amendment to permit us to incur greater additional Indebtedness.

The existing fourth line of Clause (h) of Subsection 1008(2) of the Indenture is amended by deleting the number 45,000,000 and inserting the number in bold italics.

“incurred pursuant to this clause (h), not to exceed SEK 320,000,000”

6.                                       Proposed Amendment to permit us to expand the basket for Liens incurred in the ordinary course of business

The existing second line of Clause (17) of the definition of “Permitted Liens” of Section 101 of the Indenture is amended by deleting the number 150,000,000 and inserting the number in bold italics.

“respect to obligations that do not to exceed SEK 250,000,000 at any one time outstanding less the”

7.                                       Proposed amendment to permit us to advance funds to Restricted Subsidiaries without having to set the interest rate for such advances at or higher than the rate of the Notes.

The existing sixth and seventh lines of the Section 1025 of the Indenture is amended by deleting the words “and will bear interest at a rate equal to or greater than the rate then payable on the Notes or the maximum rate permitted by applicable law, if lower”.

8.                                       Proposed amendment to permit us to increase the aggregate amount of other Restricted Payments we can make.

The existing Clause (g) of Subsection 1009(2) of the Indenture is amended by deleting the number 20,000,000 and inserting the number in bold italics.

“other Restricted Payments in an aggregate amount not to exceed SEK 100,000,000”

9.                                       Confirming that the Restructuring will not be construed as an Event of Default.

The existing fourteenth, fifteenth, sixteenth and seventeenth lines of Clause (12) of Section 501 of the Indenture is amended by deleting the words in the fourteenth and fifteenth lines “the seeking or making by the Company or any such significant Subsidiary or any Parent Company of a composition with its creditors” and inserting the words in bold italics.

“Company or any such Significant Subsidiary or any Parent Company, or an assignment for the benefit of creditors generally, or the admission by the Company or any such Significant Subsidiary or any Parent Company in writing of its inability to pay its debts generally as they become due provided that, the occurrence of one or more of the events described in this clause (12) in connection with the restructuring of Concordia Bus AB arising from, pursuant to or in connection with the non-binding indicative term sheet filed with the Securities and Exchange Commission under Form 6-K on March 16, 2005 and as subsequently amended by the parties thereto shall be deemed not to be an Event of Default.”

CONSENT SOLICITATION STATEMENT DATED 16 MARCH 2005

CONCORDIA BUS NORDIC AB (PUBL)

Solicitation of Consents to Indenture Amendments, Waiver and Agreement

9.125 % Senior Notes Due 2009
(CUSIP No.: 20652P AA 1; ISIN No.: XS0183535631; Common Code: 018353563
CUSIP No.: W22263 AA 0; ISIN No.: XS0183535474; Common Code: 018353547
 ISIN No.: XS0193942801; Common Code: 019394280)
€130,000,000 principal amount outstanding

In order to give a Consent, a Holder should use an electronic acceptance instruction to Euroclear and Clearstream in accordance with their customary procedures. Any questions or requests for assistance or for additional copies of this Statement may be directed to the Tabulation Agent at its telephone number set forth below.

The Tabulation Agent for the Solicitation is:

LUCID ISSUER SERVICES LIMITED

The Tabulation Agent may be contacted at tel. no. + 44(0)20 7704 0880 or by email to concordia@lucid-is.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	March 16, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer